Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2018 and 2019 in conjunction with the unaudited condensed consolidated financial statements and the notes thereto for the same period included in this offering memorandum, and the section titled “Operating and Financial Review and Prospects” in the 2018 Annual Report, which is incorporated by reference in this offering memorandum. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this offering memorandum.

Overview

YY is a leading global social media platform, offering users around the world a uniquely engaging and immersive experience across various video-based content categories, such as live streaming, short-form videos and video communication. Our global average mobile MAUs surpassed 400 million in the first quarter of 2019, of which over 75% came from overseas markets. With over 190 million average mobile MAUs engaged with our live streaming, short-form video and other services, and over 210 million average mobile MAUs on our IMO video communication platform, we have truly fostered a virtuous self-reinforcing ecosystem on a global scale.

With our pioneering business model in China, we have accumulated deep expertise in building and operating a vibrant video content ecosystem since our inception in 2005. Foreseeing the massive global opportunities, we began to expand overseas first by investing in Bigo Inc, or Bigo, in 2014, followed by the internationalization of YY Live and Huya, and lately by acquiring Bigo in March 2019. Our business model is not only successful in China, but has also been tested and replicated effectively on a global basis.

We pioneered the live streaming business model that has become widely adopted by leading industry players today, according to the Frost & Sullivan Report. Our business model optimizes the seamless integration of traffic generation, user engagement and monetization. While the basic use of our platforms is currently free to attract traffic, we monetize our user base mainly through virtual tips for live streaming. We believe that we will be able to capitalize on our large and highly engaged user base around the world by enriching our live streaming content categories, exploring additional monetization opportunities and diversifying our main revenue sources, such as advertising.

Our net revenues increased by 47.1% to RMB4,780.6 million (US$712.3 million) in the first quarter of 2019, from RMB3,248.9 million in the first quarter of 2018. Between 2017 and 2018, our net revenues increased by 36.0% from RMB11,594.8 million to RMB15,763.6 million (US$2,292.7 million). Net income attributable to common shareholders of YY Inc. was RMB3,104.3 million (US$462.6 million) in the first quarter of 2019, compared with RMB444.1 million in the first quarter of 2018. Net income attributable to common shareholders of YY Inc. was RMB2,493.2 million in 2017 and RMB1,642.0 million (US$238.8 million) in 2018.

Discussion of Selected Statements of Operations Items

Revenues

Starting from the first quarter of 2018, we re-classified our revenues from live streaming, online games, revenues from memberships, and other revenues (which mainly represented revenues from our online advertising revenues) to the categories of live streaming and other revenues. The revenue presentation for the year ended December 31, 2016 and 2017 has been retrospectively adjusted. Our live streaming revenues primarily comprised of revenues from YY Live, Huya and Bigo Live. Other revenues primarily include advertising revenues, and to a lesser extent revenues from online games, membership, online education, and financing income.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented. Our revenues for the three months ended March 31, 2019 include revenues generated by Bigo from March 4, 2019 to March 31, 2019.

	For the year ended December 31,							For the three months ended March 31,
	2016		2017		2018			2018		2019
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Live streaming	7,027,227	85.7	10,670,954	92.0	14,877,667	2,163,867	94.4	3,032,035	93.3	4,485,020	668,289	93.8
Others	1,176,823	14.3	923,838	8.0	885,890	128,847	5.6	216,896	6.7	295,564	44,040	6.2
Total net revenues(1)	8,204,050	100.0	11,594,792	100.0	15,763,557	2,292,714	100.0	3,248,931	100.0	4,780,584	712,329	100.0

(1)	Revenues are presented net of rebates and discounts.

Live streaming revenues. We generate live streaming revenues from the sales of in-channel virtual items used on our live streaming platforms, primarily including YY Live, Huya and Bigo Live. Users access content on our platforms free of charge, but are charged for purchases of virtual items.

The most significant factors that directly affect our live streaming revenues include the increase in the number of our paying users and ARPU:

•	The number of paying users. Excluding the impact of Bigo, we had 6.9 million and 9.5 million paying users in the three months ended March 31, 2018 and 2019, respectively, for our live streaming services. We calculate the number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on our live streaming platform at least once during the relevant period. We were able to achieve an increase in the number of paying users primarily due to a larger active user base and a higher conversion ratio of active users to paying users, and we expect that the number of our paying users will continue to grow in the future as we expand our services and products offerings and further monetize our existing platform.

•	ARPU. Excluding the impact of Bigo, our ARPU for live streaming was RMB439.4 and RMB435.4 in the three months ended March 31, 2018 and 2019, respectively. The slight decrease resulted from our rapidly expanding paying user base and the higher contribution of revenues from Huya, which generally had a lower ARPU compared to the YY segment. ARPU is calculated by dividing our total revenues from live streaming during a given period by the number of paying users for our live streaming services for that period. As we begin to generate revenues from an increasing variety of live streaming services, our ARPU may fluctuate from period to period depending on the mix of live streaming services purchased by our paying users.

Other significant factors that directly or indirectly affect our live streaming revenues include:

•	our ability to increase our popularity by offering new and attractive content, products and services that allow us to monetize our live streaming platform;

•	our ability to attract and retain a large and engaged user base; and

•	our ability to attract and retain certain popular performers, guilds, professional game playing team and commentators.

We create and offer to users virtual items that can be used on various channels. Users can purchase consumable virtual items from us to show support for their favorite performers or time-based virtual items that provide users with recognized status, such as priority speaking rights or special symbols on the music and entertainment channels.

Other revenues. We generate other revenues mainly from advertising services, and to a lesser extent, our online game business, memberships and other services.

(i) Advertising revenues. Advertising revenues were generated from sales of various forms of advertising and provision of promotion campaigns on our live streaming platforms.

(ii) Online games revenues. We generate online games revenues from the sales of in-game virtual items used for games developed by us or by third parties under revenue-sharing arrangements on our platforms. Users play online games free of charge, but are charged for purchases of virtual items. The online games we currently offer are primarily web games that can be run from an internet browser and require an internet connection to play.

(iii) Membership revenues. We generated membership revenues from the membership subscription fees paid by our users. In our membership program, users pay a flat monthly subscription fee in order to become members, and in exchange, we give them access to various privileges and enhanced features on our channels, including additional video usage, priority entrance to certain live performances, and exclusive rights to access VIP avatars, VIP ring-tones, VIP fonts and VIP emoticons.

(iv) Others. We generated other revenues from our online education and financing business. Online education service consists of vocational training, language training and K-12 afterschool education courses and we generated revenue from course fee. We also generated revenues from financing businesses.

Cost of Revenues

Cost of revenues consists primarily of (i) revenue sharing fees and content costs including payments to various channel owners and performers, and content providers, (ii) bandwidth costs, (iii) salary and welfare, (iv) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (v) payment handling costs, (vi) share-based compensation, (vii) other taxes and surcharges, and (viii) other costs. We expect that our cost of revenues will increase in absolute amount as we further grow our user base and expand our revenue-generating services.

Operating Expenses

Our operating expenses consist of (i) research and development expenses, (ii) sales and marketing expenses, (iii) general and administrative expenses, and (iv) goodwill impairment. The following table sets forth the components of our operating expenses for the years indicated, both in absolute amounts and as percentages of our total net revenues. We expect our operating expenses to generally increase in absolute amount in the near future.

2

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2016		2017		2018			2018		2019
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses:
Research and development	675,230	8.2	781,886	6.7	1,192,052	173,377	7.6	249,465	7.7	404,736	60,308	8.4
Sales and marketing	387,268	4.7	691,281	6.0	1,149,316	167,161	7.3	235,658	7.3	534,236	79,604	11.2
General and administrative	482,437	5.9	544,641	4.7	883,225	128,460	5.6	163,976	5.0	276,424	41,188	5.8
Goodwill impairment	17,665	0.2	2,527	0.0	—	—	—	—	—	—	—	—
Total operating expenses	1,562,600	19.0	2,020,335	17.4	3,224,593	468,998	20.5	649,099	20.0	1,215,396	181,100	25.4

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits and share-based compensation expenses for research and development personnel, rental expenses and depreciation of office premises and servers utilized by the research and development personnel. Research and development expenses generally increased in the past three years ended December 31, 2018 and between the three months March 31, 2018 and 2019, due to the need for additional research and development personnel to accommodate the growth of our business, especially the increase in AI-focused research personnel supporting the build-up of our AI capabilities. We expect our research and development expenses to increase in absolute amount since AI technology improvement has become one of our key strategies and we intend to retain existing research and development personnel and also hire new ones to, among other things, develop new series of applications for our platforms, improve technology infrastructure to further enhance user experience, and further develop enhanced features for mobile devices to reach more users. However, we also expect to be able to leverage the expertise of our established research and development team to achieve better efficiency.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (i) advertising and promotion expenses, and (ii) salary and welfare for sales and marketing personnel. Our sales and marketing expenses generally increased over the past three years ended December 31, 2018 and between the three months ended March 31, 2018 and 2019, primarily reflecting increased marketing and promotional activities. We expect that our sales and marketing expenses will increase in absolute amount as we expect to increase our spending on promotional activities, particularly relating to the user acquisition for our multi-platform global expansion.

General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) share-based compensation for management and administrative personnel, and (iii) professional service fees. Our general and administrative expenses generally increased over the past three years ended December 31, 2018 and between the three months ended March 31, 2018 and 2019 as our business expanded, primarily due to an increase in the share-based compensation. We expect our general and administrative expenses will generally increase in absolute amount in the near future as our business grows.

Goodwill Impairment

We have noted further impairment indicator for 100 Online as well as impairment indicator for Bilin Online in 2016. Based on the result of the impairment assessment, impairment charges of RMB17.7 million were recognized in 2016. In December 2017, we have identified impairment indicator for a subsidiary. Based on the results of the impairment assessment, an impairment charge of RMB2.5 million for the subsidiary was recognized.

3

Share-based Compensation Expenses

Our operating expenses include share-based compensation expenses as follows:

	For the Year ended December 31,				For the Three Months ended March 31,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Research and development expenses	78,816	122,348	225,173	32,750	54,467	70,607	10,521
Sales and marketing expenses	3,107	4,417	5,723	832	1,869	1,976	294
General and administrative expenses	59,469	88,137	342,790	49,857	36,563	94,877	14,137
Total	141,392	214,902	573,686	83,439	92,899	167,460	24,952

We grant stock-based award such as, but not limited to, share options, restricted shares, restricted share units and warrants to eligible employees, officers, directors, and non-employee consultants. Awards granted to employees, officers, and directors are initially accounted for as equity-classified awards, which are measured at the grant date fair value of the award and are recognized using the graded vesting method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. Awards granted to non-employees are initially measured at fair value on the grant date and periodically re-measured thereafter until the earlier of the performance commitment date or the date the service is completed and recognized over the period in which the service is provided.

Operating Income

Gain on deconsolidation and disposal of subsidiaries

In June 2016, we disposed 60% of the equity interest in Shanghai Beifu for a consideration of RMB3.5 million, and recognized a loss of RMB23.5 million. After the disposal, we retained 10% of the equity interest in Shanghai Beifu. In December 2016, we disposed 33.86% of the equity interest in Beijing Xingxue for a consideration of RMB118.5 million, and recognized an income of RMB127.4 million. After the disposal, we retained 31.14% of the equity interest in Beijing Xingxue. In February 2017, we disposed 46% the equity interest in Beijing Yunke Online, and recognized an income of RMB38.0 million.

Other income

Other income primarily consists of government grants in connection with our contributions to technology development, tax refund and investments in local business districts. These grants may not be recurring in nature.

4

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated, both in absolute amounts and as percentages of our net revenues:

	For the Year ended December 31,							For the Three Months ended March 31,
	2016		2017		2018			2018		2019
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Consolidated statements of comprehensive income data:
Net revenues:(1)(2)
Live streaming	7,027,227	85.7	10,670,954	92.0	14,877,667	2,163,867	94.4	3,032,035	93.3	4,485,020	668,289	93.8
Others	1,176,823	14.3	923,838	8.0	885,890	128,847	5.6	216,896	6.7	295,564	44,040	6.2
Total net revenues	8,204,050	100.0	11,594,792	100.0	15,763,557	2,292,714	100.0	3,248,931	100.0	4,780,584	712,329	100.0
Cost of revenues	(5,103,430)	(62.2)	(7,026,402)	(60.6)	(10,017,134)	(1,456,932)	(63.5)	(2,015,797)	(62.0)	(3,160,325)	(470,903)	(66.1)
Gross profit	3,100,620	37.8	4,568,390	39.4	5,746,423	835,782	36.5	1,233,134	38.0	1,620,259	241,426	33.9
Operating expenses
Research and development	(675,230)	(8.2)	(781,886)	(6.7)	(1,192,052)	(173,377)	(7.6)	(249,465)	(7.7)	(404,736)	(60,308)	(8.4)
Sales and marketing	(387,268)	(4.7)	(691,281)	(6.0)	(1,149,316)	(167,161)	(7.3)	(235,658)	(7.3)	(534,236)	(79,604)	(11.2)
General and administrative	(482,437)	(5.9)	(544,641)	(4.7)	(883,225)	(128,460)	(5.6)	(163,976)	(5.0)	(276,424)	(41,188)	(5.8)
Goodwill impairment	(17,665)	(0.2)	(2,527)	(0.0)	—	—	—	—	—	—	—	—
Total operating expenses	(1,562,600)	(19.0)	(2,020,335)	(17.4)	(3,224,593)	(468,998)	(20.5)	(649,099)	(20.0)	(1,215,396)	(181,100)	(25.4)
Gain on deconsolidation and disposal of subsidiaries	103,960	1.3	37,989	0.3	—	—	—	—	—	—	—	—
Other income	129,504	1.6	113,187	1.0	117,860	17,142	0.7	12,374	0.4	68,688	10,235	1.4
Operating income	1,771,484	21.6	2,699,231	23.3	2,639,690	383,926	16.7	596,409	18.4	473,551	70,561	9.9
Gain on deemed disposal and disposal of investments	25,061	0.3	45,861	0.4	16,178	2,353	0.1	—	—	—	—	—
Fair value loss on derivative liabilities	—	—	—	—	(2,285,223)	(332,372)	(14.5)	(11,868)	(0.4)	—	—	—
Gain on fair value changes of investments	—	—	—	—	1,689,404	245,714	10.7	426,547	13.1	2,649,843	394,839	55.4
Foreign currency exchange (losses)/gains, net	1,158	0.0	(2,176)	(0.0)	(514)	(75)	(0.0)	6,719	0.2	1,333	199	0.0
Interest expense	(81,085)	(1.0)	(32,122)	(0.3)	(8,616)	(1,253)	(0.1)	(2,019)	(0.1)	(6,219)	(927)	(0.1)
Interest income and investment income	67,193	0.8	180,384	1.6	485,552	70,621	3.1	92,191	2.8	148,289	22,096	3.1
Other non-operating expense	—	—	—	—	(2,000)	(291)	(0.0)	—	—	—	—	—
Income before income tax expenses	1,783,811	21.7	2,891,178	24.9	2,534,471	368,623	16.1	1,107,979	34.1	3,266,797	486,768	68.3
Income tax expenses	(280,514)	(3.4)	(415,811)	(3.6)	(477,707)	(69,480)	(3.0)	(148,245)	(4.6)	(123,971)	(18,472)	(2.6)
Income before share of income in equity method investments, net of income taxes	1,503,297	18.3	2,475,367	21.3	2,056,764	299,143	13.0	959,734	29.5	3,142,826	468,296	65.7
Share of income in equity method investments, net of income taxes	8,279	0.1	33,024	0.3	58,933	8,571	0.4	9,179	0.3	7,156	1,066	0.1
Net income	1,511,576	18.4	2,508,391	21.6	2,115,697	307,714	13.4	968,913	29.8	3,149,982	469,362	65.9
Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine classified non-controlling interest shareholders	(12,342)	(0.2)	(4,532)	(0.0)	(93,310)	(13,571)	(0.6)	5,384	0.2	29,549	4,403	0.6
Net income attributable to controlling interest of YY Inc.	1,523,918	18.6	2,512,923	21.7	2,209,007	321,285	14.0	963,529	29.7	3,120,433	464,959	65.3
Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	—	—	19,688	0.2	73,159	10,641	0.5	30,107	0.9	9,365	1,395	0.2
Cumulative dividend on subsidiary’s Series A preferred shares	—	—	—	—	4,606	669	0.0	—	—	6,730	1,003	0.1
Deemed dividend to subsidiary’s Series A preferred shareholders	—	—	—	—	489,284	71,163	3.1	489,284	15.1	—	—	—
Net income attributable to common shareholders of YY Inc.	1,523,918	18.6	2,493,235	21.5	1,641,958	238,812	10.4	444,138	13.7	3,104,338	462,561	64.9

(1)	Net of rebates and discounts.

(2)	From January 1, 2018, revenue presentation has been changed to live streaming and others. We also have retrospectively changed the revenue presentation for the years ended December 31, 2016 and 2017.

5

Three Months Ended March 31, 2019 Compared to Three Months Ended March 31, 2018

Net revenues

Net revenues increased by 47.1% to RMB4,780.6 million (US$712.3 million) in the three months ended March 31, 2019 from RMB3,248.9 million in the corresponding period of 2018, primarily driven by an increase in live streaming revenues, and the contribution from the consolidation of Bigo segment.

Live streaming. Live streaming revenues increased by 47.9% to RMB4,485.0 million (US$668.3 million) in the three months ended March 31, 2019 from RMB3,032.0 million in the corresponding period of 2018, primarily attributable to the continued live streaming revenues growth in YY and Huya segments and, to a lesser extent, the consolidation of the live streaming revenues of Bigo for most of the month of March 2019.

Other revenues. Other revenues increased by 36.3% to RMB295.6 million (US$44.0 million) in the three months ended March 31, 2019 from RMB216.9 million in the corresponding period of 2018, primarily driven by the increase in advertising revenues from Huya and Bigo segments.

Cost of revenues

Cost of revenues increased by 56.8% to RMB3,160.3 million (US$470.9 million) in the three months ended March 31, 2019 from RMB2,015.8 million in the corresponding period of 2018, mainly attributable to an increase in revenue-sharing fees and content costs to RMB2,524.7 million(US$376.2 million) in the three months ended March 31, 2019 from RMB1,621.0 million in the corresponding period of 2018. The increase in revenue-sharing fees and content costs paid to performers, guilds and content providers was in line with the increase in live streaming revenues for both YY and Huya segments, respectively. Bandwidth costs increased to RMB297.4 million (US$44.3 million) in the three months ended March 31, 2019 from RMB225.4 million in the corresponding period of 2018, primarily reflecting the increase in demands for bandwidth that came with the continued overseas user base expansion.

Operating expenses

Operating expenses were RMB1,215.4 million (US$181.1 million) in the three months ended March 31, 2019, as compared to RMB649.1 million in the corresponding period of 2018.

Research and development. Our research and development expenses increased by 62.2% from RMB249.5 million in the three months ended March 31, 2018 to RMB404.7 million (US$60.3 million) in the corresponding period of 2019. This increase was primarily due to increase in staff related expenses for AI research and development personnel.

Sales and marketing. Our sales and marketing expenses increased by 126.7% from RMB235.7 million in the three months ended March 31, 2018 to RMB534.2 million (US$79.6 million) in the corresponding period of 2019. This increase was primarily due to increased efforts in sales and marketing activities in overseas markets.

General and administrative. Our general and administrative expenses increased by 68.6% from RMB164.0 million in the three months ended March 31, 2018 to RMB276.4 million (US$41.2 million) in the corresponding period of 2019. This increase was primarily due to the increase in staff related expenses for general and administrative personnel.

Other income

Other income increased from RMB12.4 million in the three months ended March 31, 2018 to RMB68.7 million (US$10.2 million) in the corresponding period of 2019. Other income primarily consisted of government grants in connection with our contributions to technological research and development, as well as tax refund due to investments in local business districts.

6

Interest income and investment income

Interest income and investment income increased from RMB92.2 million in the three months ended March 31, 2018 to RMB148.3 million (US$22.1 million) in the corresponding period of 2019, primarily because of the issuance of the Series B-2 Preferred Shares and initial public offering of HUYA Inc. in 2018.

Gain on fair value change of investments

Gain on fair value change of investments increased from RMB426.5 million in the three months ended March 31, 2018 to RMB2,649.8 million (US$394.8 million) in the corresponding period of 2019, primarily due to remeasurement gain of our previously held interests in Bigo.

Income tax expense

We recorded income tax expenses of RMB124.0 million (US$18.5 million) in the three months ended March 31, 2019, compared to RMB148.2 million in the corresponding period of 2018. The effective tax rate in the first quarter of 2019 was significantly impacted by the gain on fair value change of investment in Bigo, as it was non-taxable for income tax purpose.

Net income

As a result of the foregoing, we had a net income attributable to common shareholders of YY Inc. of RMB3,104.3 million (US$462.6 million) in the first quarter of 2019 as compared to a net income attributable to common shareholders of YY Inc. of RMB444.1 million in the corresponding period of 2018.

Liquidity and Capital Resources

In recent years, we have financed our operations primarily through cash flows from operations, the proceeds from our initial public offering in November 2012, the proceeds from our convertible senior notes offering in March 2014 and the proceeds from our follow-on offering in August 2017. We expect to require cash to fund our ongoing operational needs, particularly our revenue sharing fees and content costs, salaries and benefits, bandwidth costs and potential acquisitions or strategic investments. We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, debt securities or borrow from banks.

In March 2014, we issued an aggregate of US$400.0 million 2.25% convertible senior notes due in 2019. The net proceeds from the sale of the notes were US$390.8 million. The notes bore interest at a rate of 2.25% per year, payable semiannually in arrears on April 1 and October 1 of each year, and such notes matured on April 1, 2019. On April 1, 2017, we repurchased for cash the notes of an aggregate principal amount of US$399.0 million. As of the date of this offering memorandum, no principal amount of the notes remain outstanding.

On January 19, 2017, we entered into a loan agreement with a bank, pursuant to which we borrowed a loan with a principal amount of US$30 million. The annualized interest rate of the loan is 3-month LIBOR plus 1.5%, accruing from draw-down. The draw-down of US$30 million took place on March 8, 2017 and have been repaid on March 1, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until March 13, 2018.

On February 17, 2017, we entered into a loan agreement with a bank, pursuant to which we borrowed a loan with a total principal amount of US$60 million. The annualized interest rate of the loan is 3-month LIBOR, accruing from draw-down. The first draw-down of US$45 million took place on March 21, 2017 and the second draw-down of US$15 million took place on March 30, 2017. The loan shall be repaid before February 9, 2018. Term deposit of RMB500 million was pledged as collateral for the loan until February 23, 2018. On February 9, 2018, we repaid the loan with a total amount of US$60 million.

7

On February 28, 2019, we entered into a facility agreement with Goldman Sachs Lending Partners LLC, or Goldman Sachs. Subject to the terms of this agreement, Goldman Sachs agreed to make available to us a U.S. dollar term loan facility in an aggregate amount of up to US$100.25 million. In March 2019, we borrowed a loan amounting to US$100.25 million under this facility agreement. In April 2019, we have fully repaid such loan.

On May 16, 2017, HUYA Inc. entered into a series A preferred shares subscription agreement with its series A investors and pursuant to which, HUYA Inc. issued 22,058,823 series A preferred shares of HUYA Inc. at a price of US$3.4 per share for an aggregate consideration of US$75 million (equivalent to RMB509.7 million as of the issuance date). The issuance of the series A preferred shares was completed on July 10, 2017.

On August 21, 2017, we completed a secondary offering and received US$442.2 million in net proceeds, after deducting commissions and offering expenses.

On March 8, 2018, HUYA Inc. issued 64,488,235 shares of Series B-2 redeemable convertible preferred shares at a price of US$7.16 per share for cash consideration of US$461.6 million to Linen Investment Limited, a wholly owned subsidiary of Tencent Holdings Limited.

In May 2018, HUYA Inc., our majority-controlled subsidiary, successfully completed its initial public offering of 17,250,000 ADSs at a price of US$12.0 per ADS, including 2,250,000 ADSs offered pursuant to the underwriters’ full exercise of their over-allotment options. Each HUYA Inc. ADS represents one Class A ordinary share of HUYA Inc. HUYA Inc. received net proceeds of US$190.1 million.

In June 2018, we invested US$272 million in the Series D round of financing of Bigo as the lead investor. We were then an existing shareholder of Bigo and had become its largest shareholder after the Series D financing.

In March 2019, we completed the acquisition of the remaining 68.3% of equity interest in Bigo from the other shareholders of Bigo, including Mr. David Xueling Li, our chairman of the board of directors and chief executive officer. Pursuant to the agreement, we paid US$343.1 million in cash and issued 38,326,579 Class B common shares and 305,127,046 Class A common shares to the selling shareholders of Bigo.

In April 2019, HUYA Inc. successfully completed a follow-on public offering, issuing 13,600,000 ADSs at a price of US$24.00 per ADS. We, as a selling shareholder, participated in the follow-on public offering and offered 4,800,000 ADSs. HUYA and we raised from such public offering approximately US$313.8 million in net proceeds after deducting underwriting commissions and the offering expenses payable.

As of December 31, 2016, 2017, 2018 and March 31, 2019, we had RMB1,579.7 million, RMB3,617.4 million, RMB6,004.2 million (US$873.3 million) and RMB9,837.3 million (US$1,465.8 million), respectively, in cash, cash equivalents and restricted cash.

As of March 31, 2019, our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC held cash and cash equivalents in the amount of RMB6,458.0 million (US$962.3 million). Aggregate undistributed earnings and reserves of our subsidiaries, VIEs, and VIE’s subsidiaries located in the PRC that are available for distribution to our company as of March 31, 2019 was RMB12,635.7 million (US$1,882.8 million). We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in the PRC to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in the PRC for general corporate purposes.

8

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2016	2017	2018		2018	2019
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	2,421,135	3,718,452	4,464,814	649,379	780,276	966,079	143,949
Net cash (used in) provided by investing activities	(2,172,359)	(3,037,516)	(6,295,386)	(915,626)	(2,943,377)	1,502,650	223,903
Net cash provided by financing activities	10,651	1,392,525	4,167,270	606,105	2,695,180	1,379,037	205,482
Net increase in cash, cash equivalents and restricted cash	259,427	2,073,461	2,336,698	339,858	532,079	3,847,766	573,334
Cash, cash equivalents and restricted cash at the beginning of the period	1,318,155	1,579,743	3,617,432	526,134	3,617,432	6,004,231	894,658
Effect of exchange rates change on cash, cash equivalents and restricted cash	2,161	(35,772)	50,101	7,287	(62,994)	(14,729)	(2,193)
Cash, cash equivalents and restricted cash at end of the period	1,579,743	3,617,432	6,004,231	873,279	4,086,517	9,837,268	1,465,799

Operating Activities

Net cash used in or generated from operating activities consists primarily of our net income mitigated by non-cash adjustments, such as share-based compensation, depreciation of property and equipment and deferred taxes, and adjusted by changes in operating assets and liabilities, such as accounts receivable, prepayments and other assets, account payables, accrued liabilities and deferred revenue.

Net cash provided by operating activities amounted to RMB966.1 million (US$143.9 million) for the three months ended March 31, 2019. In the three months ended March 31, 2019, the difference between our net cash provided by operating activities and our net income of RMB3,150.0 million (US$469.4 million) was primarily due to a non-cash item adjustment in fair value change of long-term investments of RMB2,649.8 million (US$394.8 million) and a decrease in accrued liabilities and other payables of RMB167.5 million (US$25.0 million), partially offset by an increase in deferred revenue of RMB227.5 million (US$33.9 million), a non-cash item adjustment in share-based compensation of RMB181.8 million (US$27.1 million), a decrease in prepayments and other current assets of RMB117.6 million (US$17.5 million) and a non-cash item adjustment in amortization of acquired intangible assets and land use rights of RMB82.9 million (US$12.4 million).

Investing Activities

Net cash used in investing activities largely reflects placements of short-term deposits, purchases of property and equipment and other non-current assets in connection with the expansion and upgrade of our technology infrastructure, and our acquisitions of and investments in certain companies.

9

Net cash provided by investing activities amounted to RMB1,502.7 million (US$223.9 million) in the three months ended March 31, 2019. Net cash provided by investing activities primarily resulted from maturities of short-term deposit of RMB6,065.3 million (US$903.8 million), partially offset by placements of short-term deposits of RMB2,760.2 million (US$411.3 million) and acquisition of businesses, net of cash, cash equivalents and restricted cash acquired, of RMB1,387.8 million (US$206.8 million). The increase in cash provided by investing activities was mainly due to the maturities of short-term deposits.

Financing Activities

Net cash provided by financing activities was RMB1,379.0 million (US$205.5 million) in the three months ended March 31, 2019, primarily attributable to proceeds from bank borrowings.

Capital Expenditures

We made capital expenditures of RMB86.6 million (US$12.9 million) in the three months ended March 31, 2019. Our capital expenditures are primarily used to purchase office space, computers, servers, office furniture, operating rights, domain names and other assets.

Contractual Obligations

The following sets forth our contractual obligations as of March 31, 2019:

	Payments due by period
	Total	Less than 1 year	1 - 2 years	3 - 5 years	More than 5 years
	(in thousands)
Operating lease obligations(1) (in RMB)	348,777	126,096	104,421	118,260	—
Capital commitments(2) (in RMB)	94,815	57,845	26,890	10,077	3
Convertible senior notes(3) (in US$)	1,011	1,011	—	—	—

(1)	Operating lease obligations refer to the lease of offices under operating lease agreements, where a significant portion of the risks and rewards of ownership are retained by the lessor. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the period of the lease, including any free lease periods. Operating lease obligations presented in this table reflected undiscounted cash payments of both leases recognised as lease liabilities on the unaudited interim condensed consolidated balance sheet and lease commitments not recognised as lease liabilities.

(2)	Capital commitment refers to capital expenditures related to properties and additional investments in equity investments.

(3)	The convertible senior notes were redeemable at the holders’ option on April 1, 2017. US$399,000,000 aggregate principal amount of the notes were redeemed on April 1, 2017. We has accepted the repurchase and has forwarded cash in payment of the repurchase price to the paying agent for distribution to the holders who had exercised the option. Following the repurchase, US$1,000,000 aggregate principal amount of the notes remained outstanding and has been fully repaid as of the date of this offering memorandum.

Other than the obligations set forth above, we did not have any other long-term debt obligations, operating lease obligations, purchase obligations or other long-term liabilities as of March 31, 2019.

10